Exhibit 99.1

Unilever

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING

LEATHERHEAD 30 APRIL 2015

MAKING
SUSTAINABLE
LIVING
COMMONPLACE

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252 Facsimile 020 7822 5951

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

25 March 2015

Dear Shareholder,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘PLC AGM’). The meeting will be held on Thursday 30 April 2015 at Unilever UK’s head office at Unilever House, Springfield Drive, Leatherhead KT22 7GR. The PLC AGM will start at 1.30pm.

In line with the focus on simplification in the business, the Boards have decided to simplify this year’s AGMs. We will hold the AGMs on consecutive days. Our Board members will attend the Unilever N.V. AGM (the ‘NV AGM’) in the Netherlands on 29 April 2015 and then they will attend the PLC AGM in the UK on 30 April 2015. In addition, we are hosting our AGMs at Unilever offices in both the Netherlands and the UK. This will allow shareholders to personally experience our brands and see our passion for the business.

At the PLC AGM, Paul Polman will update you on the progress of the business in 2014 before we conduct the formal business of the Meeting.

In accordance with the UK Corporate Governance Code, all our Directors, with the exception of Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh, are offering themselves for re-election. Byron, Sir Malcolm, Kees and Paul will not be offering themselves for re-election and will leave the Boards at the end of the PLC AGM. On behalf of the Board, I would like to thank Byron, Sir Malcolm,

Kees and Paul for their outstanding contributions to Unilever as Non-Executive Directors. All of our Non-Executive Directors are distinguished in their respective fields and further information on their re-elections can be found on page 7 of this Notice.

At last year’s AGM, you elected Feike Sijbesma to join your Board with effect from 1 November 2014. Feike has brought additional expertise to the Boards, in particular in sustainability, finance and food and nutrition.

During 2014, we continued our work on Board succession. Having identified Nils Andersen, Vittorio Colao and Judith Hartmann as potential Non-Executive Directors, we are delighted that they have agreed to join your Board. They will further strengthen the financial and digital expertise, and industry experience of the Boards. Their biographies are included on page 7 of this Notice. They will be proposed for appointment as Non-Executive Directors at the NV AGM and the PLC AGM in April 2015. If appointed, Vittorio’s appointment will take effect from 1 July 2015, whereas Nils’ and Judith’s appointments will take effect from the end of the PLC AGM.

It is intended that, if re-elected as a Non-Executive Director at the AGMs, Ann Fudge will become the Vice-Chairman/Senior Independent Director. If the

Unilever PLC Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

relevant Directors are re-elected as Directors at both the NV AGM and the PLC AGM, the Chairs of the Board Committees will be John Rishton (Audit Committee), Ann Fudge (Compensation Committee), Louise Fresco (Corporate Responsibility Committee), and Feike Sijbesma (Nominating and Corporate Governance Committee).

The rest of the formal business covers standard matters that will be generally familiar to you. Resolutions 16 to 22 are similar to those which shareholders have passed in previous years, covering issues such as allotment and repurchase of shares.

Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

Your Board believes that all the proposals to be put to you at the PLC AGM are in the best interests of Unilever PLC and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever PLC.

The PLC AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topics relevant to our business and the resolutions. To assist you with questions you may have about Unilever and our products, the ‘shareholder services’ desk will be open before the PLC AGM commences.

If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

There are three ways in which you may vote. You can register your Proxy vote electronically using our electronic voting facility via www.unilever.com/agm; complete and return the enclosed Proxy Form; or attend and vote in person at the PLC AGM. Details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic Proxy voting.

As usual at the PLC AGM, all resolutions will be put to a poll. This will ensure that the votes of all our shareholders are counted, as Proxy results are added to the votes of shareholders who are present, and vote, at the PLC AGM. This year we will return to the use of voting cards at the meeting.

The results of the PLC AGM will be announced on the company website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

Shareholders will have received the 2014 Strategic Report or the 2014 Annual Report and Accounts, or will have been notified of its availability on our website at www.unilever.com/investorrelations. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. This focus benefits you (as you will receive your communication faster) and it benefits the environment (by reducing paper and saving energy). If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms. Alternatively you can provide us with your email address by completing the email capture box when you submit your Proxy Form.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 1.30pm on 28 April 2015.

For information on travelling to the venue, you will find up to date information on our website at www.unilever.com/agm.

I look forward to seeing as many of you as possible on 30 April 2015.

Yours sincerely,

Michael Treschow

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2015	2

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2015

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at Unilever House, Springfield Drive, Leatherhead KT22 7GR at 1.30pm on Thursday 30 April 2015 to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 18 as ordinary resolutions:

ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2014

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2014, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

DIRECTORS’ REMUNERATION REPORT

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report which is set out on pages 62 to 77 of the Annual Report and Accounts for the year ended 31 December 2014.

RE-ELECTION OF EXECUTIVE DIRECTORS

To re-elect as Directors:

3.	Mr P G J M Polman
4.	Mr R J-M S Huët

RE-ELECTION OF NON-EXECUTIVE DIRECTORS

To re-elect as Directors:

5.	Mrs L M Cha
6.	Professor L O Fresco
7.	Ms A M Fudge
8.	Ms M Ma
9.	Ms H Nyasulu
10.	Mr J Rishton
11.	Mr F Sijbesma
12.	Mr M Treschow

ELECTION OF NON-EXECUTIVE DIRECTORS

To elect as Directors:

13.	Mr N S Andersen
14.	Mr V Colao (with his appointment to take effect from 1 July 2015)
15.	Dr J Hartmann

RE-APPOINTMENT AND REMUNERATION OF THE AUDITOR

16.	To re-appoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

17.	To authorise the Directors to fix the remuneration of the Auditor.

DIRECTORS’ AUTHORITY TO ISSUE SHARES

18.	THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,300,000 provided that this authority shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016 (whichever is earlier), save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

To consider and, if thought fit, pass the following resolutions 19 and 20 as special resolutions:

DISAPPLICATION OF PRE-EMPTION RIGHTS

19.	THAT subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to such allotment or sale, such power to be limited:

(a)	to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £2,000,000;

and shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016 (whichever is earlier), save that the Company may before such expiry make an offer or enter into an agreement which would or might require equity securities to be allotted (and/or treasury shares to be sold) after such expiry and the Directors may allot securities and sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES

20.

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1/9p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 128,345,000 ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1/9p;

(c)	the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (1) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (2) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out at the relevant time; and

(d)	the authority conferred by this resolution shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

3	Unilever Chairman’s Letter and Notice of Meeting 2015

POLITICAL DONATIONS AND EXPENDITURE

To consider and, if thought fit, to pass the following as an ordinary resolution:

21.	THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year,

in each case during the period beginning with the date of passing this resolution and ending at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016 (whichever is earlier).

NOTICE PERIOD FOR GENERAL MEETINGS

To consider and, if thought fit, to pass the following as a special resolution:

22.	THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By order of the Board

T E Lovell

Group Secretary

25 March 2015

Unilever Chairman’s Letter and Notice of Meeting 2015	4

EXPLANATORY NOTES TO THE

NOTICE OF ANNUAL GENERAL MEETING 2015

1.	Shareholders will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 12.30pm, when refreshments will be served. If you are attending the AGM in person, please bring your Proxy Card and hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this card with you, then proof of identification will be required for you to gain admittance to the AGM.

2.	A shareholder who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/ her behalf at the meeting. A Proxy need not be a shareholder. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A shareholder may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 1.30pm on 28 April 2015.

5.	As an alternative to completing the hard-copy Proxy Form, a shareholder can appoint a Proxy electronically by logging on to www.unilever.com/agm, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 1.30pm on 28 April 2015. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified by a notary) must be included with the Proxy Form.
8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

5	Unilever Chairman’s Letter and Notice of Meeting 2015

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 28 April 2015 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.	You may not use any electronic address provided either in this Notice or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.
21.	Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.	Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

Unilever Chairman’s Letter and Notice of Meeting 2015	6

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2015

REPORT AND ACCOUNTS FOR THE YEAR ENDED

31 DECEMBER 2014 (RESOLUTION 1)

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

DIRECTORS’ REMUNERATION REPORT (RESOLUTION 2)

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2014, which is set out on pages 62 to 77 of the Annual Report and Accounts for the year ended 31 December 2014, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. The Directors’ Remuneration Report reports on the implementation of the Directors’ Remuneration Policy which was approved by shareholders at last year’s annual general meeting. The Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 and approved by the Directors. Shareholders must, under Section 439 of the Companies Act 2006 and the Regulations, be given the opportunity to approve the Directors’ Remuneration Report. In accordance with these requirements, this is an advisory vote. Shareholders are not required to be given the opportunity to vote on the Directors’ Remuneration Policy again this year but a copy is available on our website at www.unilever.com/ara.

RE-ELECTION OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS (RESOLUTIONS 3 TO 12)

In accordance with the Financial Reporting Council’s UK Corporate Governance Code recommendations Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for re-election is also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 29 April. Biographical details concerning each of the proposed candidates for re-election can be found on page 54 of the Unilever Annual Report and Accounts 2014 and also on Unilever’s website at www.unilever.com/investorrelations.

RE-ELECTION OF EXECUTIVE DIRECTORS (RESOLUTIONS 3 AND 4)

Paul Polman and Jean-Marc Huët are proposed for re-election as Executive Directors.

RE-ELECTION OF NON-EXECUTIVE DIRECTORS (RESOLUTIONS 5 TO 12)

All the existing Non-Executive Directors (except Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh) are proposed for re-election. The Chairman and the Board of Directors are satisfied, following formal performance evaluation, that all Non-Executive Directors being proposed for re-election continue to perform effectively and should be elected because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Due to Michael Treschow, Louise Fresco, Ann Fudge and Hixonia Nyasulu extending their term beyond six years, we have undertaken a particularly rigorous review before proposing their re-election.

ELECTION OF NON-EXECUTIVE DIRECTORS (RESOLUTIONS 13 TO 15)

It is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to appoint Nils S Andersen, Vittorio Colao and Dr Judith Hartmann as Non-Executive Directors. If appointed, Vittorio’s appointment will take effect from 1 July 2015, whereas Nils’ and Judith’s appointments will take effect from the end of the PLC AGM. Biographical details are set out below. These biographies are also available on Unilever’s website at www.unilever.com/agm.

The resolution to elect a proposed candidate as a Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as a Non-Executive Director at the Unilever N.V. AGM on 29 April 2015 (or at any adjournment thereof).

Mr Nils S Andersen

Nationality: Danish. Born: 1958

Mr Andersen has been Group Chief Executive Officer of A.P. Moller – Maersk A/S since 2007. He was Executive Vice President of Carlsberg A/S and Carlsberg Breweries A/S from 1999-2001, becoming President, Chief Executive Officer from 2001-2007. He has previously worked for de Danske Sukkerfabrikker, Tuborg International, Union Cervecera, Hannen Brauerei and Hero Group. Mr Andersen is currently Chairman of Dansk Supermarked Group, Vice-Chairman of the European Round Table of Industrialists, a member of the Board of Directors of Inditex, Spain, and a member of the Committee on Business Policies, Confederation of Danish Industry.

Mr Vittorio Colao

Nationality: Italian. Born: 1961

Mr Colao has been a member of the Vodafone Board since 2006, and Chief Executive since 2008. He joined Omnitel Pronto Italia in 1996, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was appointed regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004 Mr Colao left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone as CEO, Europe and Deputy Chief Executive in 2006. Mr Colao sits on the International Advisory Board of Bocconi University, Italy, on the Dean’s Advisory Board of the Harvard Business School and is a Vice-Chairman of the European Round Table of Industrialists.

Dr Judith Hartmann

Nationality: Austrian. Born: 1969

Dr Hartmann joined GDF SUEZ as a special adviser to the CEO and Chairman in February 2015, and became Chief Financial Officer of GDF SUEZ on 16 March 2015. She was Chief Financial Officer of the international media and services corporation Bertelsmann SE & Co. KGaA from 2012-2015. Prior to that, she had been at General Electric since 2000, where she had a number of CFO roles including CFO Global Service, GE Healthcare Clinical Systems, CFO GE Water Europe, Middle East & Africa, CFO GE Healthcare Latin America and CFO GE Germany. Her earlier career included financial positions in The Walt Disney Company and Transport Canada. Dr Hartmann has recently been a Non-Executive Director of RTL Group, Penguin Random House and Gruner + Jahr GmbH & Co KG.

RE-APPOINTMENT OF AUDITOR (RESOLUTION 16)

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

7	Unilever Chairman’s Letter and Notice of Meeting 2015

REMUNERATION OF AUDITOR (RESOLUTION 17)

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next Accounts of the Company.

DIRECTORS’ AUTHORITIES TO ISSUE SHARES (RESOLUTION 18)

Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,300,000 in new shares at their nominal value (representing 427,500,000 ordinary shares). At 20 March 2015, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares).

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2016, being the last date by which the Company must hold an Annual General Meeting in 2016.

The Directors have no present intention of exercising the authority sought under this resolution.

As at the date of this Notice, 26,696,994 ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued ordinary share capital (excluding treasury shares) of the Company as at 20 March 2015, the latest practicable date prior to the publication of this Notice of Meeting.

DISAPPLICATION OF PRE-EMPTION RIGHTS (RESOLUTION 19)

Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares or the sale of treasury shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this. In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2,000,000 in new shares and/or treasury shares being resold at their nominal value. At 20 March 2015 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 5% of the Company’s issued ordinary share capital (calculated inclusive of treasury shares).

In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders. The authority will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016, the last date by which the Company must hold an Annual General Meeting in 2016 (whichever is earlier).

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES (RESOLUTION 20)

Renewal of this authority is also sought at the AGM each year. The Directors have no present intention of exercising this authority but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The resolution specifies the maximum number of shares which may be acquired which at 20 March 2015 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under an employees’ share scheme, and would provide the Company with additional flexibility in the management of its capital base.

POLITICAL DONATIONS AND EXPENDITURE (RESOLUTION 21)

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (a) political parties; (b) other political organisations; and (c) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

NOTICE PERIOD FOR GENERAL MEETINGS (RESOLUTION 22)

Resolution 22 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2014 AGM to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company would also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it could then call a general meeting on 14 clear days’ notice.

Unilever Chairman’s Letter and Notice of Meeting 2015	8

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2015 CONTINUED

SHARE CAPITAL

As at 20 March 2015 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the AGM.

DOCUMENTS FOR INSPECTION

Copies of the Non-Executive Directors’ letters of appointment are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.

9	Unilever Chairman’s Letter and Notice of Meeting 2015

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